EXHIBIT 99.1

For Immediate Release

APTEVO THERAPEUTICS REPORTS 2020 FINANCIAL RESULTS AND PROVIDES BUSINESS UPDATE

Advances Phase 1/1b Study of APVO436 for Treatment of Acute Myeloid Leukemia and High-Grade Myelodysplastic Syndrome; Enrollment in Cohort 10 Ongoing

Completes Sale of RUXIENCE Royalty Payments for  Up Front Plus Milestone Payments of up to $67.5 million; Amends Non-Dilutive Term Loan Agreement

SEATTLE, WA – March 31, 2021 – Aptevo Therapeutics Inc. (Nasdaq: APVO), a clinical-stage biotechnology company focused on developing novel immuno-oncology therapeutics based on its proprietary ADAPTIR™ and ADAPTIR-FLEX™ platform technologies, today reported its financial results for the year ended December 31, 2020, provided a clinical update, announced the sale of RUXIENCE royalty payments and responded to an indication of interest from Tang Capital Partners, LP (“TCP”).

“We are very pleased with our performance in 2020 and believe we are well positioned for 2021 and beyond. Despite headwinds from the COVID-19 pandemic, we made significant progress executing our strategy to build shareholder value by applying our proprietary ADAPTIR and ADAPTIR-FLEX platforms to develop novel antibody-based immunotherapies for the treatment of cancer and other diseases. Notably, we announced that two patients in cohort 6 of our APVO436 Phase 1a clinical trial achieved complete remission. While the first patient in cohort 6 is no longer in a complete remission status, that patient is continuing therapy, and the second patient progressed and discontinued therapy,” said Marvin L. White, President and Chief Executive Officer. “These responses indicate that we are now in a critical phase of the study, within the therapeutic range, and we look forward to advancing to the endpoint for Phase 1a. With these promising results, we are just beginning to demonstrate the power and potential of our proprietary platform technologies to help extend and save patients’ lives.”

“We also made significant progress strengthening our financial position by selling the RUXIENCE royalty payment stream and amending our non-dilutive term loan from MidCap Financial, providing additional capital cushion to fund our promising clinical programs and operations. 2021 will be another important year for Aptevo as we continue to advance APVO436 in the clinic. With a stronger balance sheet, we are optimistic about the prospects for Aptevo and our ADAPTIR and ADAPTIR-FLEX candidates,” concluded Mr. White.

Clinical Update

Aptevo has multiple candidates moving towards clinical development, and its ADAPTIR and ADAPTIR-FLEX technology platforms are uniquely positioned to develop and advance its studies.

To date, enrollment in the APVO436 trial cohorts 1 through 9 has been completed and enrollment in cohort 10 is ongoing. The Company has observed, as signs of clinical activity, stabilization of leukemia, a response that consequently deepened to partial remission and complete remission (CR) in two difficult to treat relapsed/refractory AML patients. Most patients have either completed their dose regimens or have discontinued dosing without a dose-limiting toxicity.

Additionally, Aptevo and Alligator Bioscience plan to file a clinical trial application (CTA) in Europe in 2021 and to subsequently commence first in human dosing in the fourth quarter of 2021.

Sale of RUXIENCE Royalty Payments to HealthCare Royalty Management; Amendment to Non-Dilutive Term Loan Agreement with MidCap Financial

On March 30, 2021, the Company entered into and closed a royalty purchase agreement (the “Royalty Purchase Agreement”) with an entity managed by HealthCare Royalty Management, LLC (“HCR”) pursuant to which the Company sold to HCR the right to receive all royalty payments made by Pfizer Inc. (“Pfizer”) in respect of net sales of RUXIENCE. Under the terms of the Royalty Purchase Agreement, the Company received $35 million (the “Investment Amount”) at closing and the Company is eligible to receive additional payments in aggregate of up to an additional $32.5 million based on the achievement of sales milestones in 2021, 2022, and 2023 (collectively, the “Milestone Amounts”). The Royalty Purchase Agreement further provides that, once HCR reaches aggregate royalty payments totaling 190% of the Investment Amount plus the Milestone Amounts to the extent paid by HCR to the Company, Aptevo will be entitled to receive 50% of any additional royalty payments by Pfizer thereafter. Piper Sandler acted as exclusive Financial Advisor to the Company for this transaction. Morgan Lewis acted as legal counsel to Aptevo.

In connection with the Royalty Purchase Agreement, the Company amended its term loan agreement with MidCap Financial and used $10 million of the proceeds received from the Royalty Purchase Agreement with HCR to pay down outstanding principal. $10 million of the remaining $15 million principal balance will be payable on March 31, 2022.

After receipt of the Investment Amount from HCR and the $10 million prepayment of the Credit Agreement to MidCap Financial, the Company’s cash runway is extended into Q2 2022.  If earned, the $32.5 million potential future Milestone Amounts will provide additional non-dilutive funding to the Company.

Response to Indication of Interest from Tang Capital Partners

The Aptevo Board was open to exploring the indication of interest from TCP and made earnest efforts to evaluate it. However, it was unable to do so because it was unable to reach agreement with TCP on the terms of a customary non-disclosure agreement, including limitations on the use of confidential information by TCP.  Had agreement on the terms of a non-disclosure agreement been reached, it would have permitted the exchange of confidential information and would have enabled both parties to conduct due diligence.  In this early stage of the Company’s development, the Aptevo Board believes it is difficult for the market to accurately value the potential of Aptevo’s proprietary platform technologies and therapeutic candidates, which have just begun to demonstrate their effectiveness and potentially life-saving capabilities to the Company’s patients, shareholders and other stakeholders. The Board will continue to carefully evaluate any indications of interest and proposals for strategic transactions that it receives from current shareholders or otherwise, in line with its fiduciary duties and commitment to acting in the best interests of all of the Company’s shareholders.

2020 Highlights

•

Continued enrollment in APVO436 clinical trial, a Phase 1/1b dose escalation, open-label study evaluating the safety and pharmacokinetic profile of APVO436, a novel anti-CD123 x anti-CD3 targeted investigational bispecific antibody therapy being evaluated for the treatment of acute myeloid leukemia (AML) and myelodysplastic syndrome (MDS). Dosing in Cohorts 1 through 9 is complete and enrollment in Cohort 10 has commenced.

•

Launched Aptevo’s second platform technology ADAPTIR-FLEX and introduced a new bispecific prostate cancer candidate APVO442 built on the ADAPTIR-FLEX platform. APVO442 is a unique T-cell engager targeting PSMA and CD3 for the treatment of prostate cancer, and Aptevo is optimistic about the potential outcomes for patients impacted by these tumors.

•	Agreed with our partner, Alligator Bioscience, to advance the bispecific 4-1BBx5T4 antibody ALG.APV-527 into Phase 1 Clinical Development.
•	APVO436 included in the Leukemia & Lymphoma Society’s Beat AML Master Clinical Trial; APVO436 being evaluated for frontline treatment in patients newly diagnosed with AML.
•

Sold worldwide rights to IXINITY to Medexus Pharmaceuticals, Inc. (“Medexus”) for an upfront payment to Aptevo of $30 million; potential milestone payments totaling up to $11 million; and the opportunity to receive significant deferred payments (“royalties”) on future U.S. and Canadian net sales of IXINITY.  Royalties are earned at the rate of 2% of net revenue through the earlier of June 2022 or completion of the IXINITY pediatric trial being run by Medexus.  After that, the royalty rate will increase to 5%.

•

Fully repaid Aptevo’s $20 million term debt facility with MidCap Financial in February 2020 and received additional non-dilutive funding through a $25 million term loan agreement with MidCap Financial on August 5, 2020.

•	Recorded $4.3 million of RUXIENCE royalty payments from Pfizer related to global sales of the product for the year ended December 31, 2020.

2020 Summary Financial Results

Cash Position: Aptevo had cash, cash equivalents, and short-term investments as of December 31, 2020 totaling $42.5 million, including restricted cash of $2.6 million. The restricted cash will release, in Aptevo’s favor, over the next twelve months.

Royalty Revenue: Royalty revenue increased by $4.3 million for the year ended December 31, 2020. The increase is related to a 2.5% royalty we are entitled to receive from Pfizer related to sales of RUXIENCE®, a biosimilar to the drug RITUXAN®, which was approved by the FDA in July 2019 and launched by Pfizer in early 2020. RUXIENCE® is a trademark of Pfizer; RITUXAN® is a trademark of Biogen.

Research and Development Expenses: Research and development expenses decreased by $6.9 million, to $17.9 million for the year ended December 31, 2020 from $24.8 million for the year ended December 31, 2019. Expenses decreased primarily related to decreased spending on programs discontinued in 2019. Additionally, pre-clinical program, general research and discovery costs decreased primarily due to decreased spending on outside testing and manufacturing for ALG.APV-527.

General and Administrative Expenses: For the year ended December 31, 2020 general and administrative expenses decreased by $2.2 million, or 14%, to $14.0 million from $16.2 million for December 31, 2019. This decrease was primarily due to reduced personnel and professional services costs.

Other Expense: Other expense consists primarily of gains or losses realized on foreign currency revaluation, costs related to debt extinguishment, accrued exit fees on debt, and interest on debt. Other expense was $3.4 million for the year ended December 31, 2020 and $2.1 million for the year ended December 31, 2019. This increase is primarily due to a loss on extinguishment of debt of $2.1 million, which consists of interest, exit, prepayment, and legal fees recognized during the first quarter of 2020.

Discontinued Operations: Income from discontinued operations was $13.2 million for the year ended December 31, 2020 and $2.6 million for the year ended December 31, 2019. The financial statements for these periods include discontinued operations from two separate transactions: the sale of Aptevo’s hyperimmune business in 2017, from which milestone payments were recognized in 2019, and the sale in February 2020 of the Aptevo BioTherapeutics LLC business.

Medexus reported their net IXINITY sales to Aptevo and made a deferred payment to Aptevo of $0.4 million for the first three quarters of 2020. As such, we recorded the deferred payment amount related to Medexus’ sales of IXINITY as a gain when collected. Subsequent to year end, Medexus made a deferred payment of approximately $0.2 million, related to fourth quarter 2020 IXINITY sales.

Net Loss: Aptevo’s net loss for the year ended December 31, 2020 was $17.8 million or $5.23 per share, compared to a net loss of $40.4 million or $13.86 per share for the corresponding period in 2019.

Aptevo Therapeutics Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$39,979	$12,448
Restricted cash - current	2,555	—
Royalty receivable	2,369	—
Prepaid expenses	2,228	1,078
Held for sale assets - current	—	16,309
Other current assets	133	160
Total current assets	47,264	29,995
Restricted cash - long-term	—	7,498
Property and equipment, net	2,815	3,946
Operating lease right-of-use asset	2,722	3,747
Held for sale assets - non-current	—	7,465
Other assets	746	757
Total assets	$53,547	$53,408
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and other accrued liabilities	$5,583	$6,428
Accrued compensation	2,757	2,870
Current portion of long-term debt	5,000	19,863
Held for sale liabilities - current	—	8,134
Other short-term liabilities	1,199	944
Total current liabilities	14,539	38,239
Loan payable - long term	20,054	—
Operating lease liability	2,360	3,327
Total liabilities	36,953	41,566

Stockholders' equity:
Preferred stock: $0.001 par value; 15,000,000 shares authorized, zero shares issued or outstanding	—	—
Common stock: $0.001 par value; 500,000,000 shares authorized; 4,410,909 and 3,234,231 shares issued and outstanding at December 31, 2020 and December 31, 2019, respectively	46	45
Additional paid-in capital	202,154	179,653
Accumulated deficit	(185,606)	(167,856)
Total stockholders' equity	16,594	11,842
Total liabilities and stockholders' equity	$53,547	$53,408

Aptevo Therapeutics Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	For the Year Ended December 31,
	2020	2019
Royalty revenue	4,309	—
Operating expenses:
Research and development	(17,852)	(24,763)
General and administrative	(13,951)	(16,199)
Loss from operations	(27,494)	(40,962)
Other expense from continuing operations	(1,325)	(2,102)
Loss on extinguishment of debt	(2,104)	—
Net loss from continuing operations	(30,923)	(43,064)
Discontinued operations:
Income from discontinued operations - Hyperimmune	—	4,250
Income (loss) from discontinued operations - Aptevo BioTherapeutics LLC	13,173	(1,634)
Income from discontinued operations	13,173	2,616
Net loss	$(17,750)	$(40,448)

Net income (loss) per basic and diluted share:
Net loss from continuing operations	$(9.12)	$(14.76)
Net income from discontinued operations	$3.88	$0.90
Net loss	$(5.23)	$(13.86)
Weighted-average shares used to compute per share calculations	3,390,919	2,917,035

About Aptevo Therapeutics Inc.

Aptevo Therapeutics Inc. is a clinical-stage biotechnology company focused on developing novel immunotherapies for the treatment of cancer. The Company's lead clinical candidate, APVO436, and preclinical candidates, ALG.APV-527 and APVO603, were developed based on the Company's versatile and robust ADAPTIR™ modular protein platform technology. APVO442 was developed based on the new ADAPTIR-FLEX™ platform technology. The ADAPTIR and ADAPTIR-FLEX are capable of generating highly differentiated bispecific and multi-specific antibodies with potentially unique mechanisms of action for the treatment of different types of cancer. For more information, please visit www.aptevotherapeutics.com.

Safe Harbor Statement

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements, other than statements of historical fact, including, without limitation, Aptevo's expectations about the activity of its pre-clinical candidates and potential use as a therapeutic, expectations about the advancement of its clinical trials, including its plan to file a CTA in Europe in 2021, expectations regarding the effectiveness of its ADAPTIR and ADAPTIR-FLEX platforms, expectations about its cash runway, expectations about the timing of the repayment of the Credit Facility, expectations about the ability of Aptevo to be accurately valued, statements regarding indications of interest and proposals for strategic transactions from TCP, other shareholders or otherwise, and any other statements containing the words "believes," "expects," "anticipates," "intends," "plans," "forecasts," "estimates," "will" and similar expressions are forward-looking statements. These forward-looking statements are based on Aptevo's current intentions, beliefs and expectations regarding future events. Aptevo cannot guarantee that any forward-looking statement will be accurate. Investors should realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could differ materially from Aptevo's expectations. Investors are, therefore, cautioned not to place undue reliance on any forward-looking statement. Any forward-looking statement speaks only as of the date of this press release, and, except as required by law, Aptevo does not undertake to update any forward-looking statement to reflect new information, events or circumstances.

There are a number of important factors that could cause Aptevo's actual results to differ materially from those indicated by such forward-looking statements, including a deterioration in Aptevo's business or prospects; adverse developments in research and development; adverse developments in the U.S. or global capital markets, credit markets or economies generally; and changes in regulatory, social and political conditions. For instance, actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties inherent in the initiation and enrollment of future clinical trials, availability and timing of data from ongoing clinical trials, expectations for the timing and steps required in the regulatory review process, expectations for regulatory approvals, the impact of competitive products, our ability to enter into agreements with strategic partners and other matters that could affect the availability or commercial potential of the Company's product candidates, business or economic disruptions due to catastrophes or other events, including natural disasters or public health crises such as the novel coronavirus (referred to as COVID-19). Additional risks and factors that may affect results are set forth in Aptevo's filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and its subsequent reports on Form 10-Q and current reports on Form 8-K.

The foregoing sets forth many, but not all, of the factors that could cause actual results to differ from Aptevo's expectations in any forward-looking statement.

Important Additional Information And Where To Find It

The Company, its directors and certain of its executive officers are participants in the solicitation of proxies from the Company's stockholders in connection with the Company's 2021 Annual Meeting of Stockholders. The Company intends to file a proxy statement and proxy card with the SEC in connection with any such solicitation of proxies from the Company's stockholders. STOCKHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, ACCOMPANYING PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Information regarding the ownership of the Company's directors and executive officers in Company stock and other equity interests is included in the Company's SEC filings on Forms 3, 4, and 5, which can be found through the Company's website at aptevotherapeutics.com in the section "Investors" or through the SEC's website at www.sec.gov. Information can also be found in the Company's other SEC filings, including the Company's definitive proxy statement for the 2020 Annual Meeting of Stockholders and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020. Updated information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement and other materials to be filed with the SEC in connection with the 2021 Annual Meeting of Stockholders. Stockholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC at no charge at the SEC's website at www.sec.gov. Copies will also be available at no charge at the Company's website at www.aptevotherapeutics.com in the section "Investors."

Contact Information:

Investors

Email: IR@apvo.com

Phone: 206-859-6629

Media

Paul Caminiti / Delia Cannan / Nicholas Leasure

Reevemark

Email: aptevo@reevemark.com

Phone: 212-433-4600

Source:

Aptevo Therapeutics